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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934

                         For the month of November, 2002


                               MAKITA CORPORATION
                (Translation of registrant's name into English)


           3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F   X           Form 40-F
          -----                   -----

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No   X
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              MAKITA CORPORATION
                                              (Registrant)



                                              By: /s/ Masahiko Goto
                                                  ------------------------------
                                                  (Signature)
                                                  Masahiko Goto
                                                  President

Date: November 22, 2002
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                                    EXHIBITS

Exhibit Number
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1.   Consolidated Results of Makita Corporation for the Six Months Ended
     September 30, 2002 (U.S. GAAP)

2. Semiannual Report (Non-consolidated) for the Six Months Ended September 30, 2002 (Japanese GAAP)